UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

PepperLime Health Acquisition Corporation

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G70021129

(CUSIP Number)

October 15, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G70021129

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ayrton Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,485,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,485,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The ownership information above is as of the beginning of business day on October 15, 2021, the day on which the filing of this Schedule 13G was triggered.

CUSIP No.	G70021129

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,485,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,485,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*The ownership information above is as of the beginning of business day on October 15, 2021, the day on which the filing of this Schedule 13G was triggered.

CUSIP No.	G70021129

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Waqas Khatri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,485,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,485,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*The ownership information above is as of the beginning of business day on October 15, 2021, the day on which the filing of this Schedule 13G was triggered.

Item 1.	(a).	Name of Issuer:

PepperLime Health Acquisition Corporation (the “Issuer”)

	(b).	Address of issuer’s principal executive offices:

548 Market Street, Suite 97425
San Francisco, California 94104

Item 2.	(a).	Name of person filing:

Ayrton Capital LLC
Alto Opportunity Master Fund SPC -Segregated Master Portfolio B Waqas Khatri

Address or principal business office or, if none, residence:

	(b).	Ayrton Capital, LLC
55 Post Rd West, 2nd Floor
Westport, CT 06880

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B
Suite #7, Grand Pavilion Commercial Centre
802 West Bay Road Grand Cayman P.O. Box 10250 Cayman Islands
Waqas Khatri 55 Post Rd West, 2nd Floor Westport, CT 06880

	(c).	Citizenship:

Ayrton Capital LLC – Delaware Limited Liability Company Alto Opportunity Master Fund SPC – Segregated Master Portfolio B – Cayman Islands
Waqas Khatri – United States of America

	(d)	Title of class of securities:

Ordinary Shares, $0.0001 Par Value

CUSIP No.:

	(e).	G70021129

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Ayrton Capital LLC – 1,485,000*

Alto Opportunity Master Fund SPC – Segregated Master Portfolio B – 1,485,000*

Waqas Khatri – 1,485,000*

(b)	Percent of class:

Ayrton Capital LLC – 9.9%*

Alto Opportunity Master Fund SPC – Segregated Master Portfolio B – 9.9%*

Waqas Khatri – 9.9%*

(c)	Number of shares as to which Ayrton Capital LLC has:

(i)	Sole power to vote or to direct the vote	1,485,000*	,

(ii)	Shared power to vote or to direct the vote	0*	,

(iii)	Sole power to dispose or to direct the disposition of	1,485,000*	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Number of shares as to which has: Alto Opportunity Master Fund SPC – Segregated Master Portfolio B

(i)	Sole power to vote or to direct the vote	1,485,000*	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	1,485,000*	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Number of shares as to which Waqas Khatri has:

(i)	Sole power to vote or to direct the vote	1,485,000*	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	1,485,000*	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

* The Class A common stock (the “Shares”) of PepperLime Health Acquisition Corporation, a blank check company incorporated as a Cayman Islands exempted company (the “Issuer”), reported herein are held in the form of units (the “Units”).

Each Unit consists of one Share and one-half of one redeemable warrant (“Warrant”). Each Warrant entitles the holder thereof to purchase a Share. Only whole Warrants are exercisable. The Warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination (“Initial Business Combination”) and 12 months from the closing of the Issuer’s offering and will expire five years after the completion of the Initial Business Combination or earlier upon redemption or liquidation, as described in the Issuer’s Prospectus dated October 18, 2021 (the “Prospectus”). Accordingly, in accordance with Rule 13d-3(d)(1) regarding securities which represent a right to acquire an underlying security, each Unit has been reported herein as representing the beneficial ownership of one (1) Share.

Shares reported herein are held by Alto Opportunity Master Fund SPC (the “Master Fund”). The Fund is a private investment vehicle for which Ayrton Capital LLC (the “Investment Manager”) serves as the investment manager and Waqas Khatri serves as the managing member of the Investment Manager.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

As of the date hereof, the Reporting Persons held 13,028 Shares at the end of the business day. The percentages herein are calculated based upon a statement in the Prospectus that there are 15,000,000 Shares (held in the form of Units) outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d- 1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2021	Ayrton Capital LLC

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member

Alto Opportunity Master Fund SPC – Segregated Master Portfolio B

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member

Ayrton Capital LLC

	By	Waqas Khatri

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).